JEFFREY R. VETTER, ESQ.	EMAIL JVETTER@FENWICK.COM
DIRECT DIAL (650) 335-7646

June 28, 2012

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement

Ladies and Gentlemen,

Attached please find a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) of Workday, Inc. (the “Registrant”). The Registrant confirms it is an “emerging growth company” pursuant to by the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the U.S. Securities and Exchange Commission in accordance therewith.

Please contact me or, in my absence, Gordon Davidson (650/335-7237), if you have any questions about this confidential submission.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Gordon K. Davidson, Esq. James P. Shaughnessey, Esq. Melanie D. Vinson, Esq. Sean O’Connell, Esq. Robert V. Gunderson, Jr., Esq. David W. Van Horne, Jr., Esq.